Insider Report for Lloyd Herrick Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: HERRICK ( Starts with )
Given name	: LLOYD ( Starts with )
Transaction Date	: June 30, 2005 - June 30, 2005
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Herrick, Lloyd William

Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

509788	2005-06-28	2005-06-30	Direct Ownership :	51 - Exercise of options	+135,000	0.7300	641,000

509791	2005-06-29	2005-06-30	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	6.4500 USD	631,000

509802	2005-06-29	2005-06-30	Direct Ownership :	10 - Acquisition or disposition in the public market	-20,000	6.3300 USD	611,000

Security designation: Options (Common Shares)

509767	2005-06-28	2005-06-30	Direct Ownership :	51 - Exercise of options	-135,000	0.7300	350,000		0.7300	2005-08-11	Common Shares	-135,000	350,000